

June 21, 2012

<u>Via E-mail</u>
Timothy P. Taft
President and Chief Executive Officer
Fiesta Restaurant Group, Inc.
968 James Street
Syracuse, NY 13203

>   **Re: Fiesta Restaurant Group, Inc.**
>   **Amendment No. 1 to the Registration Statement on Form S-4**
>   **Filed June 13, 2012**
>   **File No. 333-181050**

Dear Mr. Taft:

We have reviewed your response to our letter dated May 11, 2012 and have the following additional comment.

<u>Exhibit 5.1</u>

1. We note your response to prior comment 2 and reissue. The language in first full paragraph on page 3 represents an inappropriate limitation on the scope of counsel's opinion. Please have counsel revise accordingly.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3574 with any questions you may have.

>   Sincerely,
>
>   /s/ Julie F. Rizzo
>
>   Julie F. Rizzo
>   Attorney-Advisor

cc: <u>Via E-mail</u>
       Wayne A. Wald, Esq.
       Akerman Senterfitt LLP